Exhibit 99.1

GDS Reports

Second Quarter 2023 Results

GDS Holdings Limited Reports Second Quarter 2023 Results

Shanghai, China, August 22, 2023 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Net revenue increased by 7.0% year-over-year (“Y-o-Y”) to RMB2,472.0 million (US$340.9 million) in the second quarter of 2023 (2Q2022: RMB2,310.4 million).

•	Service revenue increased by 7.4% Y-o-Y to RMB2,472.0 million (US$340.9 million) in the second quarter of 2023 (2Q2022: RMB2,302.7 million).

•	Net loss was RMB225.3 million (US$31.1 million) in the second quarter of 2023 (2Q2022: net loss of RMB375.3 million).

•	Adjusted EBITDA (non-GAAP) increased by 16.3% Y-o-Y to RMB1,235.1 million (US$170.3 million) in the second quarter of 2023 (2Q2022: RMB1,062.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 50.0% in the second quarter of 2023 (2Q2022: 46.0%).

Second Quarter 2023 Operating Highlights

•	Total area committed and pre-committed by customers increased by 4,050 square meters (“sqm”) (net of churn of 12,048 sqm) in the second quarter of 2023, to reach 637,661 sqm as of June 30, 2023, an increase of 8.4% Y-o-Y (June 30, 2022: 588,054 sqm).

•	Area in service increased by 12,699 sqm in the second quarter of 2023, to reach 531,216 sqm as of June 30, 2023, an increase of 5.3% Y-o-Y (June 30, 2022: 504,383 sqm).

•	Commitment rate for area in service was 92.4% as of June 30, 2023 (June 30, 2022: 95.9%).

•	Area under construction was 196,702 sqm as of June 30, 2023 (June 30, 2022: 163,102 sqm).

•	Pre-commitment rate for area under construction was 74.8% as of June 30, 2023 (June 30, 2022: 64.1%).

•	Area utilized by customers increased by 6,163 sqm (net of churn of 8,690 sqm) in the second quarter of 2023, to reach 382,796 sqm as of June 30, 2023, an increase of 10.7% Y-o-Y (June 30, 2022: 345,678 sqm).

•	Utilization rate for area in service was 72.1% as of June 30, 2023 (June 30, 2022: 68.5%).

“We executed our strategy with precision in the second quarter of 2023,” said Mr. William Huang, Chairman and Chief Executive Officer. “In mainland China, we prioritize faster backlog delivery while tactically capturing new strategic business opportunities. Internationally, we have commenced capacity delivery at our Hong Kong 1 data center, and we anticipate utilization to ramp up at our Johor site in the second half of 2023. Furthermore, we are thrilled to have been selected by the Singapore Government to develop new data center capacity in Singapore, further strengthening our ecosystem in the region.”

“In the second quarter of 2023, we grew revenue by 7.0% and adjusted EBITDA by 16.3% year-over-year,” said Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin was 50.0% this quarter. We have been diligently working towards our financial targets by delivering our backlog, managing our resources and ensuring prudent capital allocation.”

Second Quarter 2023 Financial Results

Net revenue in the second quarter of 2023 was RMB2,472.0 million (US$340.9 million), a 7.0% increase over the second quarter of 2022 of RMB2,310.4 million and a 2.6% increase over the first quarter of 2023 of RMB2,409.0 million. Service revenue in the second quarter of 2023 was RMB2,472.0 million (US$340.9 million), a 7.4% increase over the second quarter of 2022 of RMB2,302.7 million and a 2.6% increase over the first quarter of 2023 of RMB2,408.4 million. During the second quarter of 2023, the Company recognized a one-time service revenue of RMB70.7 million (US$9.7 million), arising from an early termination from the backlog (area committed but not utilized) as previously disclosed. Excluding the abovementioned one-time impact, service revenue was RMB2,401.3 million (US$331.2 million), posting a slight decrease over the first quarter of 2023. The decrease was mainly due to elevated levels of churn of area utilized, arising from a single customer redeploying capacity between our data centers over several quarters as previously disclosed, partially offset by 6,163 sqm of net additional area utilized in the second quarter of 2023, mainly related to the Shanghai 12 ("SH12”), Shanghai 18 ("SH18”) Phase 1, Changshu 2 (“CS2”) Phase 2, Beijing 16 (“BJ16”), Langfang 15 (“LF15”) Phase 1, and Tianjin 1 (“TJ1”) Phase 1 data centers.

Cost of revenue in the second quarter of 2023 was RMB1,921.0 million (US$264.9 million), a 4.3% increase over the second quarter of 2022 of RMB1,841.8 million and a 0.2% increase over the first quarter of 2023 of RMB1,917.3 million. The slight increase over the first quarter of 2023 was mainly due to an increase in utility cost as a result of additional area utilized during the quarter and seasonally higher power consumption.

Gross profit was RMB551.0 million (US$76.0 million) in the second quarter of 2023, a 17.6% increase over the second quarter of 2022 of RMB468.6 million, and a 12.1% increase over the first quarter of 2023 of RMB491.7 million.

Gross profit margin was 22.3% in the second quarter of 2023, compared with 20.3% in the second quarter of 2022, and 20.4% in the first quarter of 2023. The increase was mainly due to the one-time service revenue arising from the abovementioned early termination. Excluding the one-time impact, gross profit margin was 20.0% in the second quarter of 2023, posting a decrease over the first quarter of 2023, which was mainly due to an increase in utility cost.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,319.8 million (US$182.0 million) in the second quarter of 2023, a 12.6% increase over the second quarter of 2022 of RMB1,172.3 million and a 4.8% increase over the first quarter of 2023 of RMB1,259.4 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 53.4% in the second quarter of 2023, compared with 50.7% in the second quarter of 2022, and 52.3% in the first quarter of 2023. The increase was mainly due to the one-time service revenue arising from the abovementioned early termination. Excluding the one-time impact, Adjusted GP Margin was 52.0%, posting a slight decrease over the first quarter of 2023, which was mainly due to an increase in utility cost.

Selling and marketing expenses, excluding share-based compensation expenses of RMB9.3 million (US$1.3 million), were RMB22.9 million (US$3.2 million) in the second quarter of 2023, a 12.8% decrease from the second quarter of 2022 of RMB26.3 million (excluding share-based compensation of RMB12.6 million) and a 9.4% decrease from the first quarter of 2023 of RMB25.3 million (excluding share-based compensation of RMB12.5 million). The decrease over the first quarter of 2023 was mainly due to a decrease in personnel cost as a result of performance adjustment.

General and administrative expenses, excluding share-based compensation expenses of RMB30.7 million (US$4.2 million), depreciation and amortization expenses of RMB136.8 million (US$18.9 million) and operating lease cost relating to prepaid land use rights of RMB17.5 million (US$2.4 million), were RMB84.5 million (US$11.7 million) in the second quarter of 2023, a 14.5% decrease over the second quarter of 2022 of RMB98.8 million (excluding share-based compensation expenses of RMB49.3 million, depreciation and amortization expenses of RMB114.7 million and operating lease cost relating to prepaid land use rights of RMB24.3 million) and a 28.0% decrease from the first quarter of 2023 of RMB117.4 million (excluding share-based compensation of RMB43.1 million, depreciation and amortization expenses of RMB110.7 million, and operating lease cost relating to prepaid land use rights of RMB18.3 million). The decrease over the first quarter of 2023 was mainly due to a cash reimbursement from the Company’s American Depositary Share ("ADS”) depositary bank of approximately RMB22.1 million (US$3.0 million).

Research and development costs were RMB5.0 million (US$0.7 million) in the second quarter of 2023, compared with RMB9.4 million in the second quarter 2022 and RMB9.8 million in the first quarter of 2023.

Net interest expenses for the second quarter of 2023 were RMB469.5 million (US$64.7 million), a 0.3% decrease over the second quarter of 2022 of RMB470.8 million and a 3.1% decrease over the first quarter of 2023 of RMB484.4 million. The decrease over the first quarter of 2023 was mainly due to a decrease in the interest rate.

Foreign currency exchange gain for the second quarter of 2023 was RMB5.0 million (US$0.7 million), compared with a gain of RMB3.6 million in the second quarter of 2022 and a loss of RMB7.0 million in the first quarter of 2023.

Others, net for the second quarter of 2023 was RMB20.2 million (US$2.8 million), compared with RMB17.6 million in the second quarter of 2022 and RMB25.8 million in the first quarter of 2023.

Income tax expenses for the second quarter of 2023 were RMB25.3 million (US$3.5 million), compared with RMB58.8 million in the second quarter of 2022 and RMB163.6 million in the first quarter of 2023.

Net loss in the second quarter of 2023 was RMB225.3 million (US$31.1 million), compared with a net loss of RMB375.3 million in the second quarter of 2022 and a net loss of RMB474.6 million in the first quarter of 2023.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets. Adjusted EBITDA was RMB1,235.1 million (US$170.3 million) in the second quarter of 2023, a 16.3% increase over the second quarter of 2022 of RMB1,062.2 million and a 9.3% increase over the first quarter of 2023 of RMB1,130.0 million.

Adjusted EBITDA margin (non-GAAP) was 50.0% in the second quarter of 2023, compared with 46.0% in the second quarter of 2022, and 46.9% in the first quarter of 2023. The increase was mainly due to the abovementioned one-time service revenue arising from the early termination and a lower level of general corporate expenses resulting from the abovementioned cash reimbursement from the depositary bank. Excluding the one-time impact and the cash reimbursement, Adjusted EBITDA margin was 47.6%, posting an increase over the first quarter of 2023, which was mainly due to a reduction in other corporate expenses, particularly personnel cost as a result of performance adjustment, partially offset by higher utility cost.

Basic and diluted loss per ordinary share in the second quarter of 2023 was RMB0.16 (US$0.02), compared with RMB0.27 in the second quarter of 2022, and RMB0.33 in the first quarter of 2023.

Basic and diluted loss per ADS in the second quarter of 2023 was RMB1.31 (US$0.18), compared with RMB2.12 in the second quarter of 2022, and RMB2.67 in the first quarter of 2023. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the second quarter of 2023 was 637,661 sqm, compared with 588,054 sqm at the end of the second quarter of 2022 and 633,611 sqm at the end of the first quarter of 2023, an increase of 8.4% Y-o-Y and 0.6% quarter-over-quarter (“Q-o-Q”), respectively. In the second quarter of 2023, gross additional total area committed was 16,098 sqm, including significant contributions from the Beijing 23 (“BJ23”) and LF15 Phase 2 data centers and the upsizing of a previously disclosed commitment for the Nusajaya 1/2/3/4 data centers. Net additional total area committed was 4,050 sqm. The difference between gross and net additional area committed of 12,048 sqm was mainly due to: (1) a single customer which is redeploying capacity between our data centers over several quarters as previously disclosed; and, (2) early termination from the backlog (area committed but not utilized) by another customer as previously disclosed.

Data Center Resources

Area in service at the end of the second quarter of 2023 was 531,216 sqm, compared with 504,383 sqm at the end of the second quarter of 2022 and 518,517 sqm at the end of the first quarter of 2023, an increase of 5.3% Y-o-Y and 2.4% Q-o-Q. In the second quarter of 2023, LF15 Phase 1 and Hong Kong 1 ("HK1”) Phase 1 data centers came into service.

Area under construction at the end of the second quarter of 2023 was 196,702 sqm, compared with 163,102 sqm at the end of the second quarter of 2022 and 196,858 sqm at the end of the first quarter of 2023, an increase of 20.6% Y-o-Y and a decrease of 0.1% Q-o-Q, respectively. During the second quarter, construction commenced on LF15 Phase 2 data center.

•	LF15 Phase 2 is the second and last phase of LF15 data center located in the Xianghe District of Langfang, Hebei Province. LF15 Phase 2 has a net floor area of 6,328 sqm and is 100% pre-committed.

Commitment rate for area in service was 92.4% at the end of the second quarter of 2023, compared with 95.9% at the end of the second quarter of 2022 and 93.9% at the end of the first quarter of 2023. Pre-commitment rate for area under construction was 74.8% at the end of the second quarter of 2023, compared with 64.1% at the end of the second quarter of 2022 and 74.4% at the end of the first quarter of 2023.

Area utilized at the end of the second quarter of 2023 was 382,796 sqm, compared with 345,678 sqm at the end of the second quarter of 2022 and 376,632 sqm at the end of the first quarter of 2023, an increase of 10.7% Y-o-Y and 1.6% Q-o-Q. Gross additional area utilized was 14,854 sqm in the second quarter of 2023, which mainly came from additional area utilized in the SH12, SH18 Phase 1, CS2 Phase 2, BJ16, LF15 Phase 1, and TJ1 data centers. Net additional area utilized was 6,163 sqm during the quarter. The difference between gross and net additional area utilized of 8,690 sqm was mainly due to a single customer which is redeploying capacity between our data centers over several quarters as previously disclosed.

Utilization rate for area in service was 72.1% at the end of the second quarter of 2023, compared with 68.5% at the end of the second quarter of 2022 and 72.6% at the end of the first quarter of 2023.

Liquidity

As of June 30, 2023, cash was RMB8,184.8 million (US$1,128.7 million). Total short-term debt was RMB5,286.3 million (US$729.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,807.1 million (US$662.9 million) and the current portion of finance lease and other financing obligations of RMB479.3 million (US$66.1 million). Total long-term debt was RMB40,726.7 million (US$5,616.5 million), comprised of long-term borrowings (excluding current portion) of RMB23,774.8 million (US$3,278.7 million), the non-current portion of convertible bonds payable of RMB8,597.1 million (US$1,185.6 million) and the non-current portion of finance lease and other financing obligations of RMB8,354.8 million (US$1,152.2 million). During the second quarter of 2023, the Company obtained new debt financing and re-financing facilities of RMB722.5 million (US$99.6 million), and repurchased US$299,910,000 aggregate principal amount of its 2.00% Convertible Senior Notes due 2025.

Recent Development

New Data Center Capacity in Singapore

The Company was recently selected by the Singapore Government along with three other data center operators for a total of about 80 MW new data center capacity in Singapore through the pilot Data Centre – Call for Application (DC-CFA) exercise. The four awarded proposals were deemed by the Singapore Government to be best able to meet the Singapore Government's outcomes holistically and had significantly competitive propositions to strengthen Singapore’s position as a regional hub and contribute to broader economic objectives.

Business Outlook

The Company confirms the previously provided guidance of total revenues for the year of 2023 of RMB9,940 – RMB10,320 million, Adjusted EBITDA of RMB4,430 – RMB4,600 million and capex of around RMB7,500 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on August 22, 2023 (8:00 p.m. Beijing Time on August 22, 2023) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI82231b315ef5411a9958adfa22812918

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment loss of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
Assets
Current assets
Cash	8,608,131	8,184,789	1,128,734
Accounts receivable, net of allowance for doubtful accounts	2,406,025	2,935,343	404,802
Value-added-tax (“VAT”) recoverable	164,743	171,414	23,639
Prepaid expenses and other current assets	772,177	888,785	122,568
Total current assets	11,951,076	12,180,331	1,679,743

Property and equipment, net	46,916,628	48,741,000	6,721,691
Prepaid land use rights, net	23,002	22,695	3,130
Operating lease right-of-use assets	5,633,946	5,564,165	767,333
Goodwill and intangible assets, net	8,124,214	8,027,083	1,106,986
Other non-current assets	2,165,088	2,519,290	347,425
Total assets	74,813,954	77,054,564	10,626,308

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	3,623,967	4,807,066	662,925
Convertible bonds payable, current	2,083,829	0	0
Accounts payable	3,092,884	2,966,501	409,099
Accrued expenses and other payables	1,173,091	1,277,369	176,156
Operating lease liabilities, current	175,749	189,634	26,152
Finance lease and other financing obligations, current	453,855	479,264	66,094
Total current liabilities	10,603,375	9,719,834	1,340,426

Long-term borrowings, excluding current portion	23,518,058	23,774,845	3,278,701
Convertible bonds payable, non-current	4,294,985	8,597,060	1,185,589
Operating lease liabilities, non-current	1,617,986	1,533,036	211,415
Finance lease and other financing obligations, non-current	8,916,266	8,354,819	1,152,182
Other long-term liabilities	1,678,629	1,685,923	232,499
Total liabilities	50,629,299	53,665,517	7,400,812

Mezzanine equity
Redeemable preferred shares	1,047,012	1,086,128	149,784
Total mezzanine equity	1,047,012	1,086,128	149,784

GDS Holdings Limited shareholders' equity
Ordinary shares	516	516	71
Additional paid-in capital	29,048,598	29,167,398	4,022,368
Accumulated other comprehensive loss	(848,360)	(1,112,304)	(153,394)
Accumulated deficit	(5,179,705)	(5,882,623)	(811,251)
Total GDS Holdings Limited shareholders' equity	23,021,049	22,172,987	3,057,794
Non-controlling interests	116,594	129,932	17,918
Total equity	23,137,643	22,302,919	3,075,712

Total liabilities, mezzanine equity and equity	74,813,954	77,054,564	10,626,308

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,302,729	2,408,449	2,472,020	340,907	4,546,264	4,880,469	673,047
Equipment sales	7,681	509	0	0	7,740	509	70
Total net revenue	2,310,410	2,408,958	2,472,020	340,907	4,554,004	4,880,978	673,117
Cost of revenue	(1,841,809)	(1,917,271)	(1,921,023)	(264,921)	(3,598,986)	(3,838,294)	(529,325)
Gross profit	468,601	491,687	550,997	75,986	955,018	1,042,684	143,792

Operating expenses
Selling and marketing expenses	(38,924)	(37,841)	(32,193)	(4,440)	(80,479)	(70,034)	(9,658)
General and administrative expenses	(287,179)	(289,496)	(269,527)	(37,169)	(586,891)	(559,023)	(77,093)
Research and development expenses	(9,371)	(9,785)	(5,045)	(696)	(19,138)	(14,830)	(2,045)
Income from operations	133,127	154,565	244,232	33,681	268,510	398,797	54,996
Other income (expenses):
Net interest expenses	(470,838)	(484,427)	(469,472)	(64,743)	(924,319)	(953,899)	(131,549)
Foreign currency exchange gain (loss), net	3,636	(6,975)	4,953	683	(1,084)	(2,022)	(279)
Others, net	17,613	25,793	20,243	2,792	39,146	46,036	6,349
Loss before income taxes	(316,462)	(311,044)	(200,044)	(27,587)	(617,747)	(511,088)	(70,483)
Income tax expenses	(58,845)	(163,568)	(25,262)	(3,484)	(130,813)	(188,830)	(26,041)
Net loss	(375,307)	(474,612)	(225,306)	(31,071)	(748,560)	(699,918)	(96,524)
Net income attributable to non-controlling interests	(50)	(1,730)	(1,270)	(175)	(223)	(3,000)	(414)
Net loss attributable to redeemable non-controlling interests	0	0	0	0	655	0	0
Net loss attributable to GDS Holdings Limited shareholders	(375,357)	(476,342)	(226,576)	(31,246)	(748,128)	(702,918)	(96,938)
Accretion to redemption value of redeemable non-controlling interests	0	0	0	0	(10,801)	0	0
Adjustment to the redemption value of redeemable non-controlling interests	0	0	0	0	(178,982)	0	0
Net loss available to GDS Holdings Limited shareholders	(375,357)	(476,342)	(226,576)	(31,246)	(937,911)	(702,918)	(96,938)
Cumulative dividend on redeemable preferred shares	(12,518)	(12,895)	(13,306)	(1,835)	(24,430)	(26,201)	(3,613)
Net loss available to GDS Holdings Limited ordinary shareholders	(387,875)	(489,237)	(239,882)	(33,081)	(962,341)	(729,119)	(100,551)

Loss per ordinary share
Basic and diluted	(0.27)	(0.33)	(0.16)	(0.02)	(0.66)	(0.50)	(0.07)

Weighted average number of ordinary share outstanding
Basic and diluted	1,463,051,878	1,467,200,367	1,467,200,367	1,467,200,367	1,461,990,923	1,467,200,367	1,467,200,367

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(375,307)	(474,612)	(225,306)	(31,071)	(748,560)	(699,918)	(96,524)
Foreign currency translation adjustments, net of nil tax	(142,287)	47,939	(310,992)	(42,888)	(155,706)	(263,053)	(36,277)
Comprehensive loss	(517,594)	(426,673)	(536,298)	(73,959)	(904,266)	(962,971)	(132,801)
Comprehensive income attributable to non-controlling interests	(496)	(1,495)	(2,396)	(330)	(580)	(3,891)	(537)
Comprehensive loss attributable to redeemable non-controlling interests	0	0	0	0	655	0	0
Comprehensive loss attributable to GDS Holdings Limited shareholders	(518,090)	(428,168)	(538,694)	(74,289)	(904,191)	(966,862)	(133,338)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(375,307)	(474,612)	(225,306)	(31,071)	(748,560)	(699,918)	(96,524)
Depreciation and amortization	791,547	843,359	874,109	120,545	1,573,303	1,717,468	236,850
Amortization of debt issuance cost and debt discount	57,646	44,692	45,226	6,237	98,193	89,918	12,400
Share-based compensation expense	88,344	84,865	63,029	8,692	181,321	147,894	20,396
Others	11,177	(641)	5,073	700	15,678	4,432	611
Changes in operating assets and liabilities	1,045,759	(626,843)	(27,530)	(3,796)	254,501	(654,373)	(90,242)
Net cash provided by (used in) operating activities	1,619,166	(129,180)	734,601	101,307	1,374,436	605,421	83,491

Purchase of property and equipment and land use rights	(1,744,504)	(2,042,103)	(1,415,175)	(195,162)	(3,906,251)	(3,457,278)	(476,780)
(Payments) receipts related to acquisitions and investments	(328,006)	(151,255)	8,807	1,215	(3,098,283)	(142,448)	(19,644)
Net cash used in investing activities	(2,072,510)	(2,193,358)	(1,406,368)	(193,947)	(7,004,534)	(3,599,726)	(496,424)

Net proceeds from financing activities	(1,994,747)	3,874,415	(1,551,157)	(213,915)	2,616,068	2,323,258	320,392
Net cash (used in) provided by financing activities	(1,994,747)	3,874,415	(1,551,157)	(213,915)	2,616,068	2,323,258	320,392
Effect of exchange rate changes on cash and restricted cash	322,530	24,942	134,877	18,601	316,610	159,819	22,040

Net (decrease) increase of cash and restricted cash	(2,125,561)	1,576,819	(2,088,047)	(287,954)	(2,697,420)	(511,228)	(70,501)
Cash and restricted cash at beginning of period	11,454,508	8,882,066	10,456,645	1,442,037	12,026,367	8,882,066	1,224,893
Reclassification as assets of disposal group classified as held for sale	0	(2,240)	1,966	271	0	(274)	(38)
Cash and restricted cash at end of period	9,328,947	10,456,645	8,370,564	1,154,354	9,328,947	8,370,564	1,154,354

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	468,601	491,687	550,997	75,986	955,018	1,042,684	143,792
Depreciation and amortization	674,971	730,908	735,993	101,497	1,333,849	1,466,901	202,295
Operating lease cost relating to prepaid land use rights	1,999	8,356	9,387	1,295	3,917	17,743	2,447
Accretion expenses for asset retirement costs	1,608	1,726	1,731	239	3,210	3,457	477
Share-based compensation expenses	25,160	26,699	21,697	2,992	50,993	48,396	6,674
Adjusted GP	1,172,339	1,259,376	1,319,805	182,009	2,346,987	2,579,181	355,685
Adjusted GP margin	50.7%	52.3%	53.4%	53.4%	51.5%	52.8%	52.8%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(375,307)	(474,612)	(225,306)	(31,071)	(748,560)	(699,918)	(96,524)
Net interest expenses	470,838	484,427	469,472	64,743	924,319	953,899	131,549
Income tax expenses	58,845	163,568	25,262	3,484	130,813	188,830	26,041
Depreciation and amortization	791,547	843,359	874,109	120,545	1,573,303	1,717,468	236,850
Operating lease cost relating to prepaid land use rights	26,326	26,704	26,845	3,702	48,951	53,549	7,385
Accretion expenses for asset retirement costs	1,608	1,726	1,731	239	3,210	3,457	477
Share-based compensation expenses	88,344	84,865	63,029	8,692	181,321	147,894	20,396
Adjusted EBITDA	1,062,201	1,130,037	1,235,142	170,334	2,113,357	2,365,179	326,174
Adjusted EBITDA margin	46.0%	46.9%	50.0%	50.0%	46.4%	48.5%	48.5%

APPENDIX I

Our Weighted Voting Rights

The Company is controlled through weighted voting rights (“WVR”) structure. Under our WVR structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 20 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as a weighted voting rights structure, or WVR structure, under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. As a result, we are deemed as a company with a WVR structure. As of June 30, 2023, the beneficiary of the WVR structure was Mr. William Wei Huang (“Mr. Huang”), the beneficial owner of the 43,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than the Minimum Shareholding; (ii) the consultation draft Foreign Investment Law of the People’s Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the Company’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 43,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than the Minimum Shareholding, the holders of the Class B ordinary shares shall have the right to nominate five (5) directors (one of which is intended to be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Upon either (i) the automatic conversion of the Class B ordinary shares, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang having beneficial ownership in less than the Minimum Shareholding but not less than two per cent. (2%) of the then issued share capital of our company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding), (a) any directors (other than Mr. Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (b) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (c) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

Upon Mr. Huang having beneficial ownership in less than two per cent. (2%) of the then issued share capital of our company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding), (a) Mr. Huang’ s above appointment right shall cease and terminate, (b) any director appointed pursuant to such right shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).

In addition, other than the appointment of a chairman, a quorum required for a meeting of shareholders consists of at least two shareholders entitled to vote and present in person or by proxy or by duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in our Company, save that for any general meeting otherwise requisitioned according to the Articles of Association, two shareholders entitled to vote and present in person or by proxy or by its duly authorized representative representing not less than 10% of the aggregate voting power in our company shall form a quorum.

For the purposes of this Appendix I, “Minimum Shareholding” means two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after 5 June 2023, being the date of the special resolution approving the adoption of the Articles of Association effective from 5 June, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of 5 June 2023 or any other employee share incentive plan(s) that may be approved by the Board.